Room 4561
						 January 6, 2006

Michael S. Gilliland
President and Chief Executive Officer
Sabre Holdings Corporation
3150 Sabre Drive
Southlake, TX 76092

Re:	Sabre Holdings Corporation
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 11, 2005
	Form 8-K/A filed October 5, 2005
	File no. 1-12175

Dear Mr. Gilliland:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Consolidated Balance Sheets, page 63

1. We note that goodwill and intangible assets are presented as one line time in your Consolidated Balance Sheets. Further you disclose in your accounting policy for Goodwill and Long-Lived Assets that goodwill resulting from joint ventures is included in investments in joint ventures. Tell us the nature of transactions that resulted in goodwill being recorded for joint ventures if other than a business combination. If goodwill relating to joint ventures relates to a business combination, explain why it is not segregated on the balance sheet apart from investments in joint ventures. In addition tell us how you considered paragraphs 42 and 43 of SFAS 142 as it relates to presenting goodwill and intangible assets as one line item.

Consolidated Statement of Income, page 64

2. We note that you have product revenue from sale of licenses.
Tell
us how you considered Rule 5-03(b)(1) and (2) of Regulation S-X in separately disclosing product and service revenues and their respective costs.

3. We note the classification of amortization of intangible assets in other operating assets. Tell us how you considered recording amortization of intangible assets in Cost of Revenues.

Note 2:  Summary of Significant Accounting Policies

Basis of Presentation, page 67

4. You disclose that investment in joint ventures and investment in common stock of other companies are recorded using the equity method or at cost. Provide to us and tell us how you considered including within your financial statement note disclosures pursuant to paragraph 20 of APB 18.

Revenue Recognition, page 69

5. We note that revenues for Sabre Travel Network and Travelocity in are recorded at the time reservations are booked for air travel or at the time hotel and other reservations are used by the consumer.
In
addition we note that Travelocity recognizes merchant revenue for stand-alone air travel at the time the travel is marketed to the consumer and for vacation packages and hotel stats at the date of check-in. Explain why timing for recognizing revenue from air travel differs from the timing of revenue recognition for vacation packages, hotel reservations and other services/products. In addition explain why pursuant to you merchant business model air travel is recognized at the time of the travel is marketed. In your response tell us the criteria you consider in determining when revenue should be recognized and the authoritative literature that supports you accounting.

Recent Accounting Pronouncements, page 79

6. We note from your disclosures the Company determined that investment in joint ventures and other investments are not required to be consolidated pursuant to FIN 46. Tell us whether you have an interest in variable interest entities in which you are not the primary beneficiary. If so, tell us how you considered the disclosing information pursuant to paragraphs 23 through 26 of FIN 46R.

Customer Incentives, page 71

7. You disclose that certain services with significant subscribers contain booking productivity clauses and other provisions that allow subscribers to receive cash payments and/or various amounts of additional equipment and other services from the Company at no cost.
In addition we note that payments to subscribers at inception or modification of service contract are deferred and amortized over the service contract. Explain whether incentives provided to customers are recognized as expense or as a reduction of revenue. Further explain your basis for recognizing up front payments over the expected term of the service contract and whether they are netted against revenue. In your response provide the authoritative literature that supports your accounting and address your consideration of EITF 01-9.

Note 10:  Income Taxes, page 104

8. You disclose that a change in Treasury regulations in 2003 resulted in the reversal of previously accrued taxes ($18 million) in
2004. Explain the nature of the change in Treasury Regulations and why the reversal of accrued taxes impacted fiscal year 2004 as opposed to 2003 considering the change was effective in 2003 tax year. In addition tell us why the reversal of, what appears to be a current income tax liability, was not offset by and adjustment to deferred taxes (i.e. this appears to be a temporary timing difference).

Form 8-K/A filed October 5, 2005

9. We note your pro forma balance sheet as of June 30, 2005 and that approximately $359 million is reported in the balance sheet of lastminute.com plc for "Travel supplier liabilities and related deferred revenue." Tell us the portion of this balance that relates to deferred revenue and the nature of the items that comprise deferred revenue. Further tell us whether deferred revenue represents a legal obligation assumed by your Company and how you determined the fair value of that obligation. Refer to EITF 01-3.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kari Jin, Staff Accountant, at (202) 551-
3481,
Tom Ferraro, Senior Staff Accountant at (202) 551-3225 or me at
(202)
551-3730 if you have questions regarding these comments.


Sincerely,


      Kathleen Collins
      Accounting Branch Chief
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Mr. Michael S. Gilliland
Sabre Holding Corporation
January 6, 2006
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